News Release

Issued on behalf of RELX PLC

17 February 2022

Publication of Annual Report and Financial Statements 2021 and

Notice of 2022 Annual General Meeting

RELX PLC (the “Company”) has today published the following documents on the RELX website at www.relx.com:

-	Annual Report and Financial Statements 2021 (the “2021 Annual Report”);

-	Notice of the 2022 Annual General Meeting (the “AGM Notice”) to be held in London on 21 April 2022; and

-	Corporate Responsibility Report 2021.

The 2021 Annual Report and the AGM Notice will be submitted to the National Storage Mechanism and will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The 2021 Annual Report will be submitted to the Dutch Authority for the Financial Markets.

The Annual Report on Form 20-F for the year ended 31 December 2021 (the “2021 Form 20-F”) will be filed with the US Securities and Exchange Commission (“SEC”) today and will be available on the SEC’s website at www.sec.gov and on the Company’s website at www.relx.com/investors/annual-reports/2021.

Copies of the 2021 Annual Report are expected to be posted to the Company’s shareholders who have requested hard copies of it on 4 March 2022.

After publication, hard copies of the aforementioned documents may be obtained, free of charge, on request from the Company’s registered office, 1-3 Strand, London, WC2N 5JR, or from PLC.secretariat@relx.com.

The total number of voting rights in RELX PLC’s issued share capital (exclusive of shares held in treasury) is currently 1,934,542,118.

Directors’ Responsibility Statement

Additional information required to be made available by the Company under Rule 6.3.5 of the Disclosure and Transparency Rules of the UK Financial Conduct Authority, to the extent not already included in the RELX 2021 Results Announcement issued on 10 February 2022, is set out below.

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The following responsibility statement is extracted from page 128 of the 2021 Annual Report and is repeated here solely for the purposes of complying with Disclosure and Transparency Rule 6.3.5.  Responsibility is for the full 2021 Annual Report, not the information presented in this announcement and the RELX 2021 Results Announcement.

Each of the Directors, whose names and roles can be found on pages 72 and 73 of the 2021 Annual Report, confirms that, to the best of their knowledge:

-     the consolidated financial statements, prepared in accordance with UK adopted International  Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS), following the accounting policies shown in the notes to the financial statements on pages 143 and 144, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group;

-      the individual company financial statements, prepared in accordance with Financial Reporting Standard 101 “Reduced Disclosure Framework” (FRS 101), gives a true and fair view of the assets, liabilities, financial position and profit or loss of the Company; and

-      the Directors’ Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal and emerging risks and uncertainties that it faces.

Forward-looking statements

The 2021 Annual Report and the 2021 Form 20-F contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others: the impact of the Covid-19 pandemic as well as other pandemics or epidemics; current and future economic, political and market forces; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third-party content and data; changes in the payment model for RELX products; demand for RELX products and services; competitive factors in the industries in which RELX operates; inability to realise the future anticipated benefits of acquisitions; significant failure or interruption of RELX systems; exhibitors’ and attendees’ ability and desire to attend face-to-face events and availability of event venues; changes in economic cycles, severe weather events, natural disasters and terrorism; compromises of RELX cyber security systems or other unauthorised access to our databases; failure of third parties to whom RELX has outsourced business activities; inability to retain high-quality employees and management; legislative, fiscal, tax and regulatory developments; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of the 2021 Annual Report and the 2021 Form 20-F. Except as may be

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required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the 2021 Annual Report and the 2021 Form 20-F or to reflect the occurrence of unanticipated events.

- ENDS –

Enquiries

Paul Abrahams (Media)
Tel: +44 20 7166 5724

paul.abrahams@relx.com

Colin Tennant (Investors)

Tel: +44 20 7166 5751

colin.tennant@relx.com

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 33,000 people over 40% of whom are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £44bn/€52bn/$59bn.

*Note: Current market capitalisation can be found at http://www.relx.com/investorcentre

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom

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